Filed by Tenzing Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tenzing Acquisition Corp.

Commission File No.: 001-38634

Date: July 29, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 29, 2020

TENZING ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

British Virgin Islands	001-38634	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 West 55th Street

New York, New York 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 710-5220

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbols	Name of Each Exchange on Which Registered:
Ordinary Shares, no par value	TZAC	The NASDAQ Stock Market LLC
Warrants, each exercisable for one Ordinary Share, at a price of $11.50 per share	TZACW	The NASDAQ Stock Market LLC
Units, each consisting of one Ordinary Share and one Warrant	TZACU	The NASDAQ Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

Furnished as Exhibit 99.1 is a copy of an investor presentation, dated July 2020, that will be used by Tenzing Acquisition Corp. (“Tenzing”) in connection with the previously-announced business combination with Reviva Pharmaceuticals, Inc. (“Reviva”).

The information in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (“Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This report contains, and certain oral statements made by representatives of Tenzing and Reviva and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Tenzing’s and Reviva’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Tenzing’s and Reviva’s expectations with respect to future performance and anticipated financial impacts of the business combination and related transactions (the “Transactions”) contemplated by the merger agreement (the “Merger Agreement”) entered into in connection with the business combination, the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Tenzing or Reviva and are difficult to predict. Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the Transactions, including due to the failure to obtain approval of the shareholders of Tenzing or other conditions to closing in the Merger Agreement; (3) the inability to obtain or maintain the listing of Tenzing’s common stock on NASDAQ following the Transactions; (4) the risk that the Transactions disrupt current plans and operations of Reviva as a result of the announcement and consummation of the Transactions; (5) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; (6) the risks that Reviva’s products in development fail clinical trials or are not approved by the U.S. Food and Drug Administration or other applicable authorities; (7) costs related to the Transactions; (8) changes in applicable laws or regulations; (9) the possibility that Tenzing or Reviva may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties to be identified in the proxy statement/prospectus (when available) relating to the Transaction, including those under “Risk Factors” therein, and in other filings with the Securities and Exchange Commission (“SEC”) made by Tenzing. The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Tenzing nor Reviva undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Readers are referred to the most recent reports filed with the SEC by Tenzing. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Tenzing undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

 Important Information About the Transactions and Where to Find It

Tenzing intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of Tenzing and a prospectus in connection with the Merger Agreement and the Transactions. Tenzing will mail a definitive proxy statement and other relevant documents to its shareholders. Shareholders of Tenzing and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with Tenzing’s solicitation of proxies for the special meeting to be held to approve the Merger Agreement and the Transactions because these documents will contain important information about Tenzing, Reviva, the Merger Agreement and the Transactions. The definitive proxy statement will be mailed to shareholders of Tenzing as of a record date to be established for voting on the Merger Agreement and the Transactions. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Tenzing by contacting its Chief Executive Officer, Rahul Nayar, c/o Tenzing Acquisition Corp., 250 West 55th Street, New York, New York 10019, at (212) 710-5220.

Participants in the Solicitation

Tenzing and Reviva, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Tenzing ordinary shares in connection with the proposed Transactions. Information about Tenzing’s directors and executive officers and their ownership of Tenzing’s ordinary shares is set forth in Tenzing’s Annual Report on Form 10-K for the year ended February 29, 2020 filed with the SEC, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed Transactions when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.  Financial Statements and Exhibits.

(d)         Exhibits.

Exhibit No.	Description

99.1	Investor Presentation, dated July 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TENZING ACQUISITION CORP.

	By:	/s/ Rahul Nayar
Name: Rahul Nayar
Title: Chief Executive Officer

Dated: July 29, 2020

Exhibit 99.1

Reviva Pharmaceuticals, Inc. Business Combination with Tenzing Acquisition Corp. (NASDAQ: TZAC/TZACW) July 2020  Confidential

Disclaimer and Other Important Information Disclaimer and Other Important Information This presentation (the “Presentation”) is for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Tenzing Acquisition Corporation ( “Tenzing”) and Reviva Pharmaceuticals, Inc . (“Reviva” or the “Company”) and related transactions (the “Transaction”) and for no other purpose . Neither the Company nor Tenzing makes, and each hereby expressly disclaims, any representation or warranty, express or implied, as to the reasonableness of the assumptions made in this Presentation or the accuracy or completeness of the information, including any projections, contained in or incorporated by reference into this Presentation . Neither the Company nor Tenzing shall have any liability for any representations or warranties, express or implied, contained in, or omissions from, this Presentation or any other written or oral communications communicated to the recipient in the course of the recipient’s evaluation of the Company or Tenzing . Neither Tenzing nor the Company assume any obligation to provide recipient with access to any additional information . Investors should not construe the contents of this Presentation, or any prior or subsequent communication from or with Tenzing or the Company or their respective representatives as investment, legal or tax advice . This presentation and the information contained herein are confidential and may not be copied, distributed or disclosed to any other person . No securities commission or securities regulatory authority or other authority in the United States or any other jurisdiction has in any way passed upon the merits of the Transaction or the accuracy or adequacy of this Presentation . No Offer or Solicitation This Presentation is neither an offer to sell nor a solicitation of an offer to purchase any particular securities, or the solicitation of any vote in any jurisdiction pursuant to the proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law . No offer shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended . Use of Projections This Presentation contains financial forecasts with respect to Reviva’s estimated budgets and projected financing . Neither Tenzing’s independent auditors nor the independent auditors of Reviva audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation and, accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation . This Presentation also contains forecasts with respect to Reviva’s research and clinical trials . These projections should not be relied upon as being necessarily indicative of future results . In this Presentation certain of the above - mentioned forecasts have been included (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein) for purposes of providing comparisons with historical data . The assumptions and estimates underlying the forecasts are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective information . Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Reviva or Tenzing or that actual results will not differ materially from those presented in the prospective information . Inclusion of the prospective information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective information will be achieved . Forward - Looking Statements This Presentation contains “forward - looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company . All statements other than statements of historical fact contained in this presentation are forward - looking statements, including statements concerning the Company’s expected capital needs, cash runway and use of proceeds ; the Company’s planned and ongoing non - clinical and clinical studies for the Company’s product candidates and the potential advantages of those product candidates ; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing non - clinical and clinical studies ; the potential advantages of the Company’s products ; the Company’s goals with respect to the development and potential use, if approved, of each of its product candidates ; and the utility of prior non - clinical and clinical data in determining future clinical results . In some cases, you can identify forward - looking statements by terminology such as “may,” “will,” “should,” “projects,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology . Forward - looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside the control of Tenzing and the Company, that may cause the Company’s actual results, performance or achievements to differ materially, and potentially adversely, from any future results, performance or achievements expressed or implied by the forward - looking statements . These risks and uncertainties include, but are not limited to, the risks and uncertainties described in the definitive legal agreements with respect to the purchase of any securities . Forward - looking statements represent the Company’s beliefs and assumptions only as of the date of this Presentation . Although the Company believes that the expectations reflected in the forward - looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements . Except as required by law, the Company assumes no obligation to publicly update any forward - looking statements for any reason after the date of this Presentation to conform any of the forward - looking statements to actual results or to changes in its expectations . Industry and Market Data The information contained herein also includes information provided by third parties, such as market research firms . None of Tenzing, the Company, and their respective affiliates and any third parties that provide information to Tenzing or the Company, such as market research firms, guarantee the accuracy, completeness, timeliness or availability of any information . None of Tenzing, the Company, and their respective affiliates and any third parties that provide information to Tenzing or the Company, such as market research firms, are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content . None of Tenzing, the Company, and their respective affiliates give any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs expenses, legal fees or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein . Additional Information ; Participants in the Solicitation This Presentation does not contain all the information that should be considered concerning the proposed Transaction . It is not intended to form the basis of any investment decision or any other decision in respect to the proposed Transaction . In connection with the proposed Transaction, Tenzing intends to file with the SEC a preliminary proxy statement/preliminary prospectus and will file with the SEC and mail to stockholders of Tenzing a definitive proxy statement/final prospectus and other relevant documents . This Presentation is not a substitute for the proxy statement/prospectus or for any other document that Tenzing may file with the SEC and send to its stockholders in connection with Tenzing’s solicitation of proxies for the special meeting to be held to approve the proposed Transaction . INVESTORS AND SECURITIES HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIREETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION . Tenzing and Reviva, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Tenzing ordinary shares in connection with the proposed Transaction . Information about Tenzing’s directors and executive officers and their ownership of Tenzing’s ordinary shares is set forth in Tenzing’s Annual Report on Form 10 - K for the year ended February 29 , 2020 filed with the SEC, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing . Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed Transaction when it becomes available . Investors and security holders may obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Tenzing through the SEC’s web site at www . sec . gov . Copies of the documents filed with the SEC by Tenzing are available free of charge by contacting Tenzing Acquisition Corp . , 250 West 55 th Street, New York, New York 10019 . 2

1. See slide 8 for details and assumptions ; assuming no redemptions by Tenzing shareholders and assuming no other equity issuances by Tenzing . 2. Assumes $ 34 . 4 million in primary funding from cash in trust and no redemptions from Tenzing public shareholders ; excludes approximately 6 . 8 mm outstanding warrants with a strike price of $ 11 . 50 per share and an additional 1 mm shares after closing of the business combination if certain stock price ( $ 15 . 00 per share) and product development milestones are met within three years after the closing . 3. Excludes Reviva’s outstanding options and warrants to acquire capital stock of Reviva, which will be assumed by Tenzing . Transaction Overview • Tenzing Acquisition Corp . (NASDAQ : TZAC/TZACW) to acquire Reviva Pharmaceuticals, Inc .; as the combined company, Tenzing to be renamed Reviva Pharmaceuticals Holdings, Inc . (the “Company”) • Reviva is a clinical stage pharmaceutical company developing therapies that address unmet medical needs in the areas of central nervous system, cardiovascular, metabolic, and inflammatory diseases • Total post - money market capitalization of the combined company estimated to be equal to approximately $ 119 . 2 1 2 3 million, assuming $ 34 . 4 million stays in Tenzing’s trust account in connection with the closing of the Transaction, and assuming no other equity issuances by Tenzing and excluding options and warrants Exceptional Projected Growth • Reviva’s primary focus is developing its lead product candidate, Brilaroxazine (RP 5063 ), which demonstrated clinical efficacy and safety for schizophrenia and schizoaffective disorders, and has successfully completed a global phase 2 clinical trial • Brilaroxazine also showed efficacy for pulmonary arterial hypertension (PAH) and idiopathic pulmonary fibrosis (IPF) compared to approved drugs in proven translational models, and gained “Orphan Drug Designation” from FDA for treatment of PAH and IPF, and has successfully completed phase 1 clinical trials • The global addressable market size for Reviva’s product candidate Brilaroxazine (RP 5063 ) : o $ 7 . 9 billion for schizophrenia by 2022 4 o $ 5 . 4 billion for bipolar disorder by 2024 5 o $ 15 . 9 billion for depression by 2023 6 o $ 14 . 6 billion for PAH by 2026 7 o $ 5 . 9 billion for IPF by 2023 8 Transaction Overview – 1/2 4. Research report from Grand View Research, Inc., 2017. 5. Research report from Bipolar Disorder: Market Data Forecast 2020. 6. Research report from Depression: Allied Market Research 2018. 7. Research report from PAH: Credence Research, 2018. 8. Research report from IPF: iHealthcare Analyst 2018. 3

Ownership • Current Reviva equity holders r olling 100 % of equity in exchange for approximately 5 . 8 mm shares valued at $ 62 . 4 million 1 • Reviva shareholders will have the ability to earn an additional 1 . 0 mm shares after the closing, if a stock price milestone ( $ 15 . 00 per share for any 20 trading days within any 30 day period) and product development milestones are met within 3 years after closing • Outstanding Reviva options and warrants to be assumed by the combined company • Pro forma market capitalization of the combined company estimated to be equal to approximately $ 119 . 2 mm 2 3 5 • Pro forma ownership expected immediately after closing o Existing Reviva shareholders : ~ 52 . 4% 2 3 5 o TZAC Public shareholders : ~ 28 . 9% 2 3 5 o TZAC Sponsor : ~ 18 . 8% 2 3 4 5 Management & Governance • Current CEO of Reviva, Laxminarayan Bhat, PhD, will lead the combined company as Chief Executive Officer • Parag Saxena will continue to serve as the Chairman of the Board of Directors post - closing • Current Reviva management team will remain in their current roles post - closing • Board of Directors for the combined entity will consist of a minimum of five (5) members, initially consisting of three (3) directors designated by Reviva and two (2) directors designated by Tenzing Approvals & Timing • No minimum cash requirement to close the Transaction ; currently expected to close no later than September 25 , 2020 6 1. Certain convertible promissory notes of Reviva will be required to convert into shares of Reviva common stock prior to the closing, and will share in the merger consideration . 2. See slide 8 for details and assumptions ; assuming no redemptions by Tenzing shareholders and assuming no other equity issuances by Tenzing . 3. Assumes $ 34 . 4 million in primary funding from cash in trust and no redemptions from Tenzing public shareholders ; excludes approximately 6 . 8 mm outstanding warrants with a strike price of $ 11 . 50 per share and an additional 1 mm shares after closing of the business combination if certain stock price ( $ 15 . 00 per share) and product development milestones are met within three years after the closing . 4. Tenzing Sponsor ownership includes units issued to IPO Underwriter, Maxim Group LLC . 5. Excludes Reviva’s outstanding options and warrants to acquire capital stock of Reviva, which will be assumed by Tenzing . 6. The transaction may be terminated by either Tenzing or Reviva if any of the conditions to closing have not been satisfied or waived by September 25 , 2020 . Transaction Overview – 2/2 4

Leadership Team Board of Directors Current/Previous Affiliation Parag Saxena 1 (Chairman) Laxminarayan Bhat, PhD (CEO) Richard Margolin, MD 1 Purav Patel 1. At closing of Merger with Tenzing . Other Senior Management Current/Previous Affiliation Marc Cantillon, MD (Chief Medical Officer) 5

Board of Advisors 1 Current/Previous Affiliation Daphne Karydas John M. Kane, MD Senior Vice President, Behavioral Health Services, Northwell Health Chair, Psychiatry, Zucker Hillside Hospital Chair, Psychiatry, Donald and Barbara Zucker School of Medicine at Hofstra/Northwell Leslie Citrome , MD, MPH Clinical Professor of Psychiatry and Behavioral Sciences at New York Medical College in Valhalla, New York . Dr . Citrome is a member of the Board of Directors, Treasurer, and President - Elect of the American Society of Clinical Psychopharmacology Martin Kolb, MD, PhD Professor, Moran Campbell Chair in Respiratory Medicine; Respirology Division Director; Research director, Firestone Institute for Respiratory Health Roham Zamanian, MD Associate Professor of Medicine; Director, Adult Pulmonary Hypertension Program; Vera Moulton Wall Center for Pulmonary Vascular Disease; Division of Pulmonary & Critical Care Medicine at Stanford University School of Medicine Board of Advisors 6 1. At closing of Merger with Tenzing .

Financing & Transaction Structure 7

Reviva Rollover Shareholders 52.4% Public Shareholders 28.9% Tenzing Sponsor 18.8% Transaction Overview Pro Forma Equity Ownership 2 3 4 1. Based on $ 34 . 4 million cash in trust and 3 , 194 , 490 public shares outstanding . 2. Excludes Reviva’s outstanding options and warrants to acquire capital stock of Reviva, which will be assumed by Tenzing . 3. Assumes $ 34 . 4 million in primary funding from cash in trust and no redemptions from Tenzing public shareholders ; excludes any new equity issuances by Tenzing ; excludes approximately 6 . 8 mm outstanding warrants with a strike price of $ 11 . 50 per share and an additional 1 mm shares after closing of the business combination if certain stock price ( $ 15 . 00 per share) and product development milestones are met within three years after the closing . 4. Tenzing Sponsor ownership includes units issued to IPO Underwriter, Maxim Group LLC . 8 Pro Forma Valuation Sources and Uses ($mm) Illustrative Tenzing Share Price 1 $10.77 Sources Uses Pro Forma Shares Outstanding (mm) 1 11.1 Reviva Rollover Equity 2 $62.4 Reviva Rollover Equity $62.4 Equity Value ($mm) 2 3 119.2 Tenzing Cash in Trust 3 34.4 Cash to Balance Sheet 29.5 Less: Cash 34.4 Estimated Transaction Costs 4.9 Enterprise Value ($mm) $84.8 Total Sources $96.8 Total Uses $96.8

Current Financing Round & Use of Proceeds 1. Projected amounts for debt financing and licensing deals based on estimates and goals of Reviva management . Such figures are based on assumptions and not on contractual terms and, therefore, are inherently uncertain, and no assurance can be given regarding the accuracy or appropriateness of such estimates, goals and assumptions . No assurance can be given that such additional debt financing and licensing deals will be available on terms acceptable to Reviva, if at all . 2. There is no minimum cash condition and all of the trust funds may be redeemed in connection with the closing, subject to Tenzing meeting the $ 5 , 000 , 001 net tangible asset requirements in its charter and IPO prospectus . 3. Budget Estimates assume receipt of additional projected debt financing and licensing deals . No assurance can be given that such additional funds will be available on terms acceptable to Reviva, if at all . If such additional funds are not available to Reviva, it may be required to delay or terminate planned expenditures for certain of its programs that it would otherwise seek to develop as reflected in these Budget Estimates . Fundraising Plans 1 : • Anticipated to raise $ 34 million in funding from Tenzing’s trust, which is subject to reduction from redemptions by stockholders, and potential equity financing investments that are not committed 2 • Seek to raise approx . $ 5 million in debt financing post closing • Seek to raise approx . $ 5 million in licensing deals for Asia and South America post closing 9 Budget Estimates 3 Amount 1st phase 3 study in acute schizophrenia 20,800,000$ Drug Supplies 750,000 Total R&D cost, a phase 3 in schizophrenia 21,550,000 Phase 2 Study in Bipolar Disorder (BD) 2,000,000 Phase 2 Study in Major Depressive Disorder (MDD) 2,000,000 Phase 2 Study in Pulmonary Arterial Hypertension (PAH) 3,000,000 Phase 2 Study in Idiopathic Pulmonary Fibrosis (IPF) 4,000,000 Total R&D Cost for a phase 3 and four phase 2 studies 32,550,000 G&A expenses for 2-year 6,000,000 Transaction expenses 4,900,000 Total budget: 5 Clinical Studies, G&A, and Transaction expenses 43,450,000$

Comparable Companies in Neuroscience Space 1. Reviva : post Merger with Tenzing - assuming no redemptions by Tenzing shareholders and assuming no other equity issuances by Tenzing . 2. See slide 8 for details and assumptions ; assuming no redemptions by Tenzing shareholders and assuming no other equity issuances by Tenzing . 3. Assumes $ 34 . 4 million in primary funding from cash in trust and no redemptions from Tenzing public shareholders ; excludes approximately 6 . 8 mm outstanding warrants with a strike price of $ 11 . 50 per share and an additional 1 mm shares after closing of the business combination if certain stock price ( $ 15 . 00 per share) and product development milestones are met within three years after the closing . 4. Excludes Reviva’s outstanding options and warrants to acquire capital stock of Reviva, which will be assumed by Tenzing . 5. The “Comparable Companies” referenced in this presentation serve as illustrative purposes only and neither Tenzing nor Reviva guarantee similar future results, levels of activity, performance or achievements as such “Comparable Companies” . 6. Source : Thomson Reuters Eikon . 7. Market Capitalization per Thomson Reuters Eikon as of July 28 , 2020 . 8. Source : https : //investors . karunatx . com/news - releases/news - release - details/karuna - therapeutics - announces - closing - initial - public - offering . 9. Source : https : //ir . intracellulartherapies . com/news - releases/news - release - details/intra - cellular - therapies - announces - completion - public - offering . 10. Reviva does not intend to commence trials for depression related indications unless and until Reviva raises additional funds . No assurance can be given that such additional funds will be available on terms acceptable to Reviva, if at all . If such additional funds are not available to Reviva, it may be required to delay or terminate programs that it would otherwise seek to develop, including for depression related indications . 11. Source : https : //investor . sagerx . com/news - releases/news - release - details/sage - therapeutics - announces - closing - initial - public - offering . Company 1 5 Indication Stage at NASDAQ listing NASDAQ listing date Amount raised at NASDAQ listing ($mm) Market Cap. at NASDAQ listing 6 ($mm) Current Market Cap 7 ($mm) Schizophrenia Ph. II data readout N/A $34 3 N/A N/A Schizophrenia Ph. II in progress Jun 2019 $103 8 $469 $2,319 Schizophrenia Ph. II data readout Jan 2014 $124 9 $540 $1,430 Depression 10 Ph. I/II preliminary data July 2014 $104 11 $751 $2,506 Pro forma market capitalization of the combined company estimated to be equal to approximately $119.2mm 1 2 3 4 10

R&D Focus and Product Pipeline 11

Product Pipeline: Overview Therapeutic Areas of Focus ▪ Focused on development of next generation Platform Therapies using chemical genomics driven discovery approach and proprietary drug molecules ▪ Therapeutic areas of focus are the CNS, inflammatory and cardiometabolic diseases ▪ Company has 2 new chemical entities (NCEs) in development – RP 5063 ( brilaroxazine ) and RP 1208 , discovered and developed in - house ▪ RP 5063 is a serotonin, dopamine, & nicotinic receptor active compound in clinical studies ▪ RP 1208 , a triple reuptake inhibitor, can be in preclinical IND - enabling studies within a short time frame ▪ Granted Composition of Matter Patents for RP 5063 and RP 1208 in USA, Europe and other countries  FDA (USA) granted Orphan Drug Designation to RP5063 for PAH and IPF indications *A new compound in preclinical lead optimization stage. 12

Clinical Development of Brilaroxazine (RP5063) Neuropsychiatric and Pulmonary Diseases Neuropsychiatric Diseases Pulmonary Diseases • Schizophrenia (ready for phase 3) • Pulmonary Arterial Hypertension (ready for phase 2) • Bipolar Disorder (ready for phase 2) • Idiopathic Pulmonary Fibrosis (ready for phase 2 ) • Major Depressive Disorder (ready for phase 2) Brilaroxazine (RP 5063 ) is a novel chemical entity with serotonin, dopamine, and nicotinic receptor activities currently in clinical development for neuropsychiatric and pulmonary diseases : 13

Overview of Brilaroxazine Neuropsychiatry Program

Schizophrenia Phase 3 Clinical Trials to NDA

- New chemical entity (NCE) with granted U.S. and European patents
- Clinically differentiated drug with respect to efficacy, safety and adherence to the treatment compared to antipsychotics such as olanzapine, risperidone, and aripiprazole
- **As promptly as practicable, Reviva intends to commence clinical phase 3 studies for acute and maintenance schizophrenia**:
  - ✓ Demonstrated clinical efficacy and safety in phase 1B and 2 for schizophrenia in >250 patients
  - ✓ Completed long term regulatory toxicology studies
  - ✓ Manufactured API and drug products (clinical trial materials)
- Oral once daily dosing, potential to develop once monthly depot (i.m.) dose for enhanced compliance

U.S. Regulatory Status

- ☑ **Successful End of Phase 2 (EOP2) meeting with U.S. FDA**
- ☑ **FDA guidance for potential "Superior Safety" label claim**
- ☑ **FDA waived the requirement of CYP2D6 drug interaction clinical study**
- ☑ **FDA reviewed the phase 3 protocol, CMC, and long-term toxicology package**

14

15 Prevalence • Schizophrenia : Worldwide prevalence of schizophrenia is approximately 1 . 1 % with about 20 million people globally and 3 . 5 million in USA . Schizophrenia commonly starts earlier among men and is one of the leading causes of disability worldwide . 1 , 2 • Bipolar Disorder : Global prevalence of bipolar spectrum disorders is approximately 2 . 4% , with 0 . 6 % for bipolar I and 0 . 4 % for bipolar II . The prevalence of bipolar I in USA is found to be 1% , slightly higher than the other countries . 3 • Major Depressive Disorder (MDD) : The prevalence of MDD among U . S . adults aged 18 or older was estimated at 17 . 3 million in 2017 . The prevalence was also higher among females, 8 . 7% , compared to males, 5 . 3% 4 . • Chronic disabling conditions with significant unmet needs; varying degrees of overlapping symptoms • Antipsychotic drug is the first - line treatment for these neuropsychiatric diseases $7.9 B by 2022 $5.4 B by 2024 $15.9 B by 2023 Global Market Insights 5 1. World Health Organization: https://www.who.int/news - room/fact - sheets/detail/schizophrenia accessed on July 27, 2020. 2. Schizophrenia and Related Disorders Alliance of America (SARDAA): https://sardaa.org/resources/about - schizophrenia/ , accessed on July 27, 2020. 3. Rowland T.A. and Marwaha, S. Ther Adv Psychopharmacol 2018, 8(9): 251 - 269. 4. The National Institute of Mental Health (NIMH): https://www.nimh.nih.gov/health/statistics/major - depression.shtml , July 27, 202 0. 5. Market Research Sources: (i) Schizophrenia: Grand View Market Res 2017; (ii) Bipolar Disorder: Market Data Forecast 2020; (iii) Depression: Allied Market Research 2018. Neuropsychiatric or Mental Disorders Prevalence and Global Market Insights

1. Suboptimal efficacy for residual symptoms 1 2 • Negative symptoms • Cognitive deficits • Mood symptoms 2. Poor tolerability / High Side effects 2 • Neurological (EPS, akathisia) • Metabolic (obesity, diabetes, cholesterol) • Endocrine (sexual dysfunction) 3 . High Discontinuation / Non - compliance 3 • Treatment discontinuation rates of 30 - 50 % in the short - term treatment (acute patients) and 42 - 74 % in the long - term treatment (maintenance or stable patients) Discontinuation/ Non - Compliance 4 Sub - optimal Efficacy Side Effects / Tolerability 1. Torres - Gonzalez F et al, Neuropsychiatric Disease and Treatment 2014, 10:97 - 110. 2. Stroup T S and Gray N, World Psychiatry 2018, 17:341 - 356. 3. Bhat L et al, J Neurology and Neuromedicine 2018 , 3(5): 39 - 50. 4. Levin, S.Z. et al., Schizophrenia Research 2015, 164:122 - 126. Why Are New Antipsychotics Needed for Schizophrenia? Current therapies do not adequately address key unmet needs 16

x Efficacy further supported by the phase 2 study in acute schizophrenia patients 2 x Cognition improvement supported by pharmacology profile, and translational studies data in rodents 3 1. Cantillon M. et al. Clinical & Translational Science 2018, 11: 387 - 396. 2. Cantillon, M. et al. Schizophrenia Research 2017, 189: 126 - 133. 3. Rajagopal , L. et al. Behavioral Brain Research 2017, 332: 180 - 199. Improvement in Cognition Trails A & B Data Efficacy for Schizophrenia PANSS Positive Data * *P = 0.023 vs placebo • PANSS Baseline for sub - analysis:  50 • Pooled data of RP5063 (10 - 100mg), N = 19 • PANSS Baseline Scores: 39 - 69 • Pooled data of RP5063 (10 - 100mg), N=32 - 4.4 secs - 5.3 secs - 9.4 secs Brilaroxazine (RP5063) Phase 1B Clinical Study in Stable Schizophrenia Decrease in Positive Symptoms and Improvement in Cognition (10 Days Treatment) 1 17

Efficacy for Schizophrenia (PANSS reduction: – 20 points) Decrease in Positive Symptoms (PANSS) Effect Size: 0.44* Improvement in Social Functioning (PANSS) Effect Size: 0.54** Decrease in Negative Symptoms (PANSS) Effect Size: 0.53* PANSS Total, Reduction from Baseline Effect Size: 0.5* MMRM - ITT Analysis; Full Dataset MMRM - ITT Analysis; Full Dataset MMRM - ITT Analysis; Full Dataset Cantillon, M. et al. Schizophrenia Research 2017, 189: 126 - 133 MMRM - ITT Analysis; Full Dataset Brilaroxazine (RP5063) Phase 2 Clinical Efficacy for Acute Schizophrenia The study met primary and secondary end points (4 - week, N=234) 18

Brilaroxazine (RP5063) has an Extremely Clean Side Effect Profile

Neuroleptic, Endocrine and Metabolic Side Effects Comparable to Placebo

CNS / Neuroleptic Side Effects

Extrapyramidal Side Effect (%)



Placebo
Ari-15mg
RP-15mg
RP-30mg
RP-50mg

Akathisia (%)



Placebo
Ari-15mg
RP-15mg
RP-30mg
RP-50mg

Endocrine Side Effects

Change in Prolactin (mIU/L)



Placebo
Ari-15mg
RP-15mg
RP-30mg
RP-50mg

Change in Thyroid-T4 (pmol/L)



Placebo
Ari-15mg
RP-15mg
RP-30mg
RP-50mg

RP: 15mg projected, widely used dose

Ari: Aripiprazole; RP: Brilaroxazine (RP5063)

Metabolic Side Effects

Body Weight Increase (%)



Placebo
Ari-15mg
RP-15mg
RP-30mg
RP-50mg

Diabetes/Blood Sugar (mmol/L)



Placebo
Ari-15mg
RP-15mg
RP-30mg
RP-50mg

Cholesterol (mmol/L)



Placebo
Ari-15mg
RP-15mg
RP-30mg
RP-50mg

Lipids/Triglycerides (mmol/L)



Placebo
Ari-15mg
RP-15mg
RP-30mg
RP-50mg

Cantillon, M. et al. Schizophrenia Research 2017, 189: 126-133

19

Brilaroxazine (RP5063) Phase 2 Study in Schizophrenia

Remission of Schizophrenia, Compliance, and Therapeutic Benefits[1 2]

Efficacy: Remission of Schizophrenia, 30-46%



50
45
40
35
30
25
20
15
10
5
0
22%
34%
30%
46%
Placebo
RP-15mg
RP-30mg
RP-50mg

Compliance: Discontinuation due to Side Effects, <2%



10
9
8
7
6
5
4
3
2
1
0
10%
<2%
Placebo
Ari-15mg
RP-15mg
RP-30mg
RP-50mg

Ari = aripiprazole, RP = RP5063, Brilaroxazine

Therapeutic Benefits

- **First-line therapy for schizophrenia**
- **Robust Efficacy for acute schizophrenia, and comorbid positive symptoms: negative symptoms, and social inhibition. Promising efficacy for depression and cognitive deficits.**
- **Superior Safety & Tolerability -** During the phase 2 clinical trial as compared to the placebo, showed well tolerated with **No metabolic, No endocrine, and No cardiac side effects, and No suicidal ideation**. **Potential "Superior Safety Label Claim" (EOP2 meeting with FDA)**
- **Robust Compliance -** Low discontinuation rates in 15mg (14%) and 50mg (12%) groups compared to approved antipsychotics. **No side effects related discontinuation in 15mg and 30mg, but in higher dose 50mg group 1-patient (<2%) with remission of symptoms had EPS related dropout.**
- **Good Bioavailability:** Oral absorption with predictable linear pharmacokinetics.
- **Ease of administration**: One tablet a day, no dose titration required, no food required with dosing.

1. Bhat, L. et a.. J Neurology and Neuromedicine 2018, 3(5): 39-50.
2. Cantillon, M. et al. Schizophrenia Research 2017, 189:126-13.

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Brilaroxazine (RP5063) Clinical Profile & Commercial Opportunities
Schizophrenia, Bipolar Disorder (BD), and Major Depressive Disorder (MDD)

Brilaroxazine Clinical Profile[1]

- ✓ **Robust efficacy for Schizophrenia**
- ✓ Mitigation of positive symptoms
- ✓ Mitigation of negative symptoms
- ✓ Mitigation of depression symptoms
- ✓ Improvement in social function/behavior
- ✓ Improvement in cognition
- ✓ **Superior safety and tolerability**
- ✓ **Superior compliance/adherence**
- ✓ Once daily oral dosing (No titration)

Brilaroxazine vs Standard of Care Antipsychotics

Antipsychotic	Schizophrenia	Bipolar Disorder BD-I	Bipolar Disorder BD-II	MDD
Brilaroxazine (RP5063)*[2]	✓	✓	✓	✓
Olanzapine	✓	✓	X	X
Risperidone	✓	✓	X	X
Quetiapine	✓	✓	✓	✓
Aripiprazole	✓	✓	X	☑
Lurasidone	✓	✓	✓	X
Brexpiprazole	✓	X	X	☑

*** In Clinical Development** | ✓ = First-line therapy | ☑ = Adjunctive therapy | X = Not approved

Assuming timeline and successful completion of phase 3 clinical trials, anticipated U.S. market entry of Brilaroxazine Schizophrenia ☞ 2025 | BD & MDD ☞ 2026[2]

1. Bhat L. et al. J Neurology & Neuromedicine 2018, 3(5): 39-50.
2. Anticipated market entry for BD and MDD also assumed receipt of additional financing. No assurance can be given that such additional financing will be available on terms acceptable to Reviva, if at all. If such additional financing is not available to Reviva, it may be required to delay or terminate planned development of RP5063 for BD and MDD.

21

• A novel MOA, first - in - class, potentially disease modifying therapy for PAH and IPF • A new chemical entity (NCE) with granted U.S. and European patents • Demonstrated efficacy in preclinical translational animal models for PAH and IPF • Clinical phase 2 study stage programs for PAH and IPF : x Demonstrated clinical safety and efficacy for associated comorbid neuropsychiatric symptoms in >250 patients x Completed long term regulatory toxicology studies x Manufactured API and drug products (clinical trial materials) • Oral once daily dosing, potential to develop once daily inhaler for enhanced effect and convenience Overview of Brilaroxazine Respiratory Programs Novel first - in - class therapy for PAH and IPF 22

PAH IPF • Global prevalence of PAH 6 . 6 – 26 . 0 per million with 1 . 1 – 1 . 76 incidence per million adults per year . 1 • PAH is frequently diagnosed in older patients, i . e . 65 years and older . PAH occurs 3 - 5 times more frequently in females as in males, and it tends to affect females between the ages of 30 and 60 . 1 2 • Post - diagnosis of PAH survival rates are approximately 1 year in 87% , 3 years in 75% , and 5 years in 65 % of patients . 3 • Currently, there is no cure or therapy to significantly delay the progression of PAH . • Worldwide prevalence of IPF is estimated to be 20 cases per 100 , 000 persons for males and 13 cases per 100 , 000 persons for females . 4 In the USA, the prevalence among aged 50 years or older individuals ranges from 27 . 9 to 63 cases per 100 , 000 . 4 • For patients suffering from IPF, the estimated mean survival is 2 - 5 years from the time of diagnosis . 4 Estimated mortality rates are 64 . 3 deaths per million in men and 58 . 4 deaths per million in women . 4 • Currently, there is no cure or therapy to significantly delay the progression of IPF . 1. Hoeper M. M. et al, Lancet Respir Med 2016, 4:306 - 322. 2. National organization for rare disorders (NORD): https://rarediseases.org/rare - diseases/pulmonary - arterial - hypertension/ , July 27, 2020. 3. Archer, S. L. et al, Circ Cardiovasc Qual Outcomes 2018, 11, e003973. 4. Godfrey A.M.K., Medscape July 15, 2019: https://emedicine.medscape.com/article/301226 - overview#a2 , . Prevalence of PAH and IPF Orphan Diseases 23

Serotonin Signaling Pathways in PAH & IPF

Brilaroxazine: A Novel MOA and First in Class Therapy

Pathophysiology of PAH and IPF:

- Lung vascular/alveoli remodeling due to inflammation, proliferation of fibrosis, and microthrombi/blood clots, and pulmonary hypertension are morphological hallmarks in patients with PAH and IPF

Pathobiology of PAH and IPF:

- Elevated plasma serotonin (5-HT) levels, increased expression of **$5\text{-HT}_{2A/2B/7}$** receptors and inflammatory cytokines in the **lungs** of patients with PAH and IPF.

Brilaroxazine (Ki)

5-H_{2A}	: 2.5nM
5-HT_{2B}	: 0.19nM
5-HT_7	: 2.7nM



5-HT Pathways
5-HT2A Activation
• Vasoconstriction
• Thrombus/Blood Clot
• Proliferation
5-HT2B Activation
• Fibrosis
• Proliferation
5-HT7 Activation
• Inflammation
• Fibrosis

- **$5\text{-HT}_{2A/2B/7}$** receptors in the **brain** are targets for depression and anxiety, major comorbid symptoms in both PAH and IPF

Brilaroxazine acts on upstream target, 5-HT Signaling



Vasoconstriction
5-HT2A
5-HT2B
Inflammation & Fibrosis
5-HT2A
5-HT2B
5-HT7
Vascular Remodeling
Prominent feature of PAH
Causes vessel occlusion
Thrombosis
5-HT2A
RP5063: Robust 5-HT Antagonism
Ki
5-HT2A 2.5 nM
5-HT2B 0.19 nM
5-HT7 2.7 nM

Pleiotropic Effects → **Target the cause**

☑ Brilaroxazine's (RP5063) pleiotropic effects target all 3 major factors contributing to structural modification: vasoconstriction, fibrosis, blood clots and inflammation. [Bhat et al., Eur J Pharmacol 2018, 827:159-166]

☑ Has the potential to stop or delay the disease progression

☑ Treats comorbid mental illness and improves QOL

Lofdahl et al, Physiol Rep 2016, 4(15): 212873 | Wynn AT, Journal of Experimental Medicine 2011, 208(97): 1339-1350

24

Brilaroxazine Demonstrated Robust Efficacy in Rodent Models of PAH

Alone & co-administered with standard of care for PAH

RP5063 Decreases Pulmonary Pressure



mPAP (mmHg)
0
5
10
15
20
25
30
35
40
45
*
p<0.05
p<0.05
p<0.05
#
No-MCT
MCT+Veh
RP
B
B+RP
S
S+RP
T
T+RP

RP-Brilaroxazine
Oral10mg/kg,
[MOA: 5-$HT_{2A/2B/7}$]

B-Bosentan
Oral 100mg/kg,
[MOA: ERA]

S-Sildenafil
Oral 50mg/kg,
[MOA: PDE-5]

T-Treprostinil
I. V.100ng/kg/min,
[MOA: Prostacyclin]

- **As a monotherapy efficacy of brilaroxazine is comparable or better than firstline treatments, with no cardiac side effects**

RP5063 Mitigates Vascular Remodeling



A

A: PLs in SuHx-only



B

B: PLs in SuHx + RP5063

RP5063 Mitigates Inflammation

✓ Brilaroxazine significantly reduced inflammatory cytokines TNFα, IL-β, IL-6, and chemokine LTB4

Bhat and Salvail, J Rare Dis Res Treat 2017, 2(5): 5-12. | Bhat, et al. European J Pharmacology 2017, 810:83-91 and 92-99. | Bhat, et al. European J Pharmacology 2018, 827: 159-166.

25

RP5063 Mitigates lung fibrosis/collagen (Decrease in Hydroxyproline)  Increase in hydroxyproline is an indicator of collagen deposition which is an underlying pathophysiology in IPF  Brilaroxazine demonstrated robust efficacy for IPF compared to standard of care, nintedanib (Ofev) and pirfenidone (Esbriet)  Brilaroxazine reduces respiratory resistance, increases blood oxygen, and improves survival rate • Increased lung fibrosis /collagen deposit are the hallmark of pulmonary fibrosis Decrease in Fibrosis Decrease in Collagen Deposit Lung Histopathology Data Bhat et al., European J Pharmacology 2019 (in peer review) Brilaroxazine (RP5063) Mitigates Lung Fibrosis and Inflammation in IPF RP5063 alone, and co - administered with standard of care, Nintedanib & Pirfenidone 26

Bhat et al., European J Pharmacology 2019 (in peer review) Mitigates Respiratory Resistance Improves Oxygen Saturation Improves Survival Rate 62% >95% Brilaroxazine (RP5063) Improves Survival Rate in IPF Bleomycin (BLM) Induced IPF Rodent Model 27

Brilaroxazine’s Translational Data for PAH & IPF x Mitigation of pulmonary hypertension x Mitigation of vascular / alveoli fibrosis x Mitigation of thrombus / blood clot x Mitigation of lung inflammation x Mitigation of respiratory resistance x Improvement in oxygen saturation x Improvement in survival rate x Once daily oral dose Global Market Size of PAH and IPF 1 2 1. PAH: Credence Research, 2018. 2. IPF: iHealthcare Analyst 2018. RP5063 vs Standard of Care for PAH & IPF Product profile and Commercial Opportunities Brilaroxazine (RP5063) received FDA Orphan Drug Designation 28